Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Subsidiaries of the Company:

Names of Subsidiary(1)	Place of Incorporation
Flagg Bros. of Puerto Rico, Inc.	Delaware
Genesco Brands, LLC	Delaware
Genesco Brands NY, LLC	Delaware
GVI, Inc.	Delaware
Hat World Corporation	Delaware
GCO Canada ULC	Canada
Genesco Footwear LLC	Tennessee
Genesco Services LLC	Tennessee
Lids Properties, LLC	Delaware
Genesco (Quanzhou) Footwear Co., Ltd.	China
Genesco (UK) Limited	United Kingdom
Schuh Group Limited	United Kingdom
Schuh (Holdings) Limited	United Kingdom
Schuh Limited	United Kingdom
Schuh (ROI) Limited	Republic of Ireland
Genesco GP, LLC	United Kingdom
Genesco Scot LP	United Kingdom
Genesco (Jersey) Limited	Jersey

(1)100% of the equity of each listed subsidiary is owned either by the registrant or by a wholly-owned subsidiary of the registrant.